UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Ritchie Bros. Auctioneers Incorporated

2.	Name of Person Relying on Exemption: David E. Ritchie and C. Russell Cmolik

3.	Address of Person Relying on the Exemption:

c/o Cmolik Foundation

210-2121 152nd Street

Surrey, BC, Canada

V4A 4P1

4.	Written Material: Attached hereto as an exhibit is a press release and letter to the shareholders of Ritchie Bros. Auctioneers Incorporated by David E. Ritchie and C. Russell Cmolik dated March 13, 2023. This material is being submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended.

PLEASE NOTE: Messrs. Ritchie and Cmolik are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send your proxy card.

RITCHIE BROS. CO-FOUNDER AND FORMER PRESIDENT & COO SPEAK OUT AGAINST MERGER WITH IAA

•	Express strong belief that Merger with IAA threatens customer focus and corporate culture
•	Shareholders should call brokers to revoke votes cast in favour of the deal

Vancouver, BC, March 13, 2023 – David E Ritchie, Co-Founder, Former Chairman and Director; and C Russell Cmolik, Former President and Director of Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) (“Ritchie Bros.” or the “Company”), released a letter to shareholders of Ritchie Bros., in connection with the proposed merger with IAA, Inc. (NYSE: IAA):

Dear Ritchie Bros. Shareholders,

As fellow shareholders of Ritchie Bros. we write to you with deep concern for the great Company we began building over 60 years ago.

We have reviewed closely Luxor’s analysis opposing the IAA transaction and believe that it is bang on, and that the impending merger with IAA risks negatively impacting the culture of the Company and with it, its proud legacy. Ritchie Bros. is a great business with tremendous customer support, and we believe there is no need to dilute its business in this manner.

We care passionately about the Company and its ability to continue to flourish, and to be successful.

Ritchie Bros. has always been exceptionally employee and customer-focused. Indeed, it has been the very culture of the Company to take the very best care of our employees and customers, first and foremost. We know customers are concerned and uneasy about this proposed merger, and what the ramifications may be to them. What a shame it would be to see this proud legacy wither to the detriment of the many valued hard-working and dedicated employees, and other stakeholders; and ultimately the value to the shareholders (many of whom are the very same employees and customers we spoke of above).

In order to not interfere with the ongoing operations of the Company, we have purposely not discussed these issues with the employees of Ritchie Bros., nor relied on them for these conversations.

Just a few days ago Ritchie Bros. celebrated its 25th anniversary as a public company, and should be celebrating future milestones as it continues to develop and grow its traditional core business. We believe that this is where the Company’s focus should remain, not integrating a completely different business.

You may ask, after all this time, why have we decided to speak up now? Frankly, after seeing several shareholders announce their opposition to the merger with IAA, and the incredible momentum provided by the recommendations of the important proxy advisors ISS and Glass Lewis to vote against the deal, we believed either the board of directors of Ritchie Bros. would seek to terminate the transaction, or shareholders would simply vote down the deal. Instead, we were alarmed to read in the press on March 10th that the merger with IAA may be approved by a small margin of shareholders. The negative reaction of the stock price to that news, consistent with the market reaction to the deal announcement on November 7, 2022 and various pronouncements since then, tells us many shareholders share our concerns.

As discussed in much of the public analysis from Luxor challenging this deal, we believe the proposed merger with IAA will require an immense amount of management’s time to turnaround IAA’s declining business at a time when Ritchie Bros. should be re-doubling its efforts to serve its customers, employees and other key stakeholders – and grow its incredible core business. We are concerned that losing the trust and confidence of our customers, both large and small, will be detrimental to our business. We are also concerned about what the long-term prospects of the auto salvage business may be in this rapidly changing world.

There is still time left to do something.

Please read carefully the thorough analysis that is available publicly opposing the deal. We understand that despite the voting deadline having passed, although shareholders may not be able to change their vote from ‘for’ to ‘against’, you can still revoke votes that you have cast in favour of the merger with IAA. We urge those shareholders to contact their banks and brokers and instruct them to revoke your vote for the merger with IAA. Time is of the essence, and we ask that you revoke your ‘for’ votes today, and in any case, before the shareholder meeting on March 14, 2023. If you have already voted against the merger with IAA, we thank you, and no further action on your part is needed.

Respectfully,

David E Ritchie

C Russell Cmolik

Disclaimer: We are not soliciting proxies relating to the RBA shareholder meeting.

SOURCE David E Ritchie and C Russell Cmolik

For further information: John Vincic, Oakstrom Advisors, 647-402-6375, john@oakstrom.com